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EXHIBIT 21.1

Significant Subsidiaries

1.	Brookfield Homes Holdings Inc., a California corporation
2.	Brookfield Bay Area Holdings LLC, a Delaware LLC
3.	Brookfield Southland Holdings LLC, a Delaware LLC
4.	Brookfield San Diego Holdings LLC, a Delaware LLC
5.	Brookfield Washington LLC, a Delaware LLC
6.	Brookfield California Land Holdings LLC, a Delaware LLC

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Significant Subsidiaries